EXHIBIT 1

JOINT FILING AGREEMENT

     AGREEMENT dated as of January 31, 2005, between CEA Group, LLC and J. Patrick Michaels, Jr. (together, the “Parties”).

     Each Party hereto represents to the other Party that it is eligible to use Schedule 13G to report its beneficial interest in shares of common stock, $.0001 par value per share, of CEA Acquisition Corporation (“Schedule 13G”) and it will file the Schedule 13G on behalf of itself.

     Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: January 31, 2005

CEA GROUP, LLC
By:	/s/ J. Patrick Michaels, Jr.
	Name:	J. Patrick Michaels, Jr.
	Title:	Chief Executive Officer

/s/ J. Patrick Michaels, Jr.
J. Patrick Michaels, Jr.